

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Roland Burns
President and Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd.
Suite 500
Frisco, Texas 75034

>   **Re: Comstock Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **Filed March 2, 2020**
>   **File No. 1-03262**

Dear Mr. Burns:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Brian Claunch